FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 9, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer

FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q2 2005 RESULTS

“Positive results as a result of seasonally strong operational performance”

Istanbul, Turkey, September 7, 2005 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended June 30, 2005. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in parentheses following the operational and financial results for the second quarter of 2005 refer to the same item in the first quarter of 2005. For convenience purposes, all TRY figures in the press release have been converted into US$ using the Turkish Central Bank’s TRY/US$ exchange rate of TRY1.3413/US$1.00 in effect on June 30, 2005.

Highlights of the Quarter

•	Turkcell added 1.3 million (0.9 million) net new subscribers during the second quarter of 2005 and increased its subscriber base by 5.3% to 25.6 million (24.3 million) as of June 30, 2005

•	Revenues increased to US$1,046 million in the second quarter of 2005 (US$898 million)

•	Turkcell’s minutes of usage increased to 67.8 minutes (59.6 minutes) as a result of the positive impact of seasonality supported by our incentives to increase usage

•	EBITDA increased by 19% to US$468 million in the second quarter of 2005 (US$394 million)

•	Turkcell's net income increased 67% to US$214 million (US$128 million) in the second quarter of 2005

•	Turkcell redeemed the aggregate principal amount of the US$400 million Cellco Bonds due August 1, 2005

Summary of Financial and Operational Data

	Q2 2004*	Q1 2005	Q2 2005

Number of total subscribers (million)	20.9	24.3	25.6
Number of post-paid subscribers (million)	5.0	5.2	5.2
Number of pre-paid subscribers (million)	15.9	19.1	20.4

Average revenue per user, blended (US$)	9.8	12.0	13.4
Average revenue per user, postpaid (US$)	25.0	28.5	33.8
Average revenue per user, prepaid (US$)	4.9	7.4	8.0

Churn (%)	2.4	2.5	2.6
Minutes of usage, blended, per month	65.7	59.6	67.8

Revenue (US$ million)	606	898	1,046

EBITDA** (US$ million)	136	394	468

Translation Gain / (Loss) (US$ million)	29	(4)	(7)
Net Income (US$ million)	96	128	214

All figures are quarterly other than subscriber numbers.

*  Please note that we believe that a year on year comparison of Q2 2004 and Q2 2005 does not provide a meaningful comparison due to the impact of the legal provisions recorded in Q2 2004.
**  EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation of EBITDA to net cash used for operating activities.

Comments from the CEO, Muzaffer Akpýnar

In the second quarter of 2005, we improved our operating performance mainly as a result of the positive impact of seasonality, the stable macro-economic environment in Turkey and our day to day management efforts. We recorded high subscriber growth in the second quarter in line with the historical seasonal trends and maintained our leading position in the market in terms of new subscriber additions. We also believe that the growth of the total subscribers in the Turkish GSM market overall was higher than expected mainly due to increased sales and marketing efforts in the market.

There were no major developments in the Turkish macro environment during the second quarter along with positive macro-economic indicators such as inflation, capacity utilization rates and the number of tourists visiting the country. Developments in the global macro economic environment, the commencement of negotiations with the EU regarding accession on October 3, 2005 and the revision of the IMF stand-by agreement are major upcoming milestones to monitor as unexpected outcomes may create volatility in our economy. We also believe that the current slow down trend of domestic demand relative to last year may reflect further into the macro-economy as well as our business environment during the rest of the year. As management, we will remain mindful of such possible developments and make an effort to proactively take necessary measures from our business perspective.

With regards to the telecommunications industry in Turkey, one of the most important developments during the second quarter was finalization of the bidding process for the privatization of Turk Telekom. The bidding process has been finalized and 55% of Turk Telekom was sold for US$6.6 billion, which makes the sale the largest privatization in the history of Turkey upon the completion of the process. In addition to the foregoing, the Savings Insurance Depositary Fund (“SDIF”) recently announced the tender timetable for the sale of Telsim. The final dates for pre-qualification bids and the bidding deadline have been set as September 19, 2005, and December 5, 2005, respectively. The bids will be opened on December 13, 2005.

As the leading player in the market, we are also following these developments in our market closely and taking necessary measures to prepare ourselves for the changing environment. Moving forward, our intention is to maintain our leadership position in the market while sustaining a balance with our bottom line objectives.

On the competition front, our competitors’ agressive price offers, such as flat rate tariffs including off-net discounts to GSM calls, continued. Our response to these agressive price-based offers was in line with our ongoing philosophy of introducing campaigns and offers to better meet the needs and expectations of our customers through a segmented approach. Our offerings include new services as well as products that run on our capable 2.5G network with widening EDGE technology. We believe that our continued investments in new technology and infrastructure will continue to create value for our customers and be an asset for us in an increasingly competitive environment. Our efforts so far have proved successful since we have retained our subscribers while increasing their usage and the current penetration level of our existing services.

We are pleased to announce that for the 8th time we are the main sponsor of CeBIT Bilisim Eurasia, the international IT and telecommunication technologies convention which is taking place between September 6-11, 2005 in Istanbul, Turkey. During this convention, we are displaying many features during this week, which we believe establish us as the front runner both in technology and customer services. We believe the convention is a particularly important platform for us as it allows us to demonstrate both our newly introduced products and services and to provide our customers and our business partners a preview of the future of the GSM technology. We are determined more than ever to make a difference in the lives of our customers by continuing to provide both voice based and value added services in a continuous manner. We believe, we are making every attempt organizationally and commercially to balance all of our efforts and to optimise positioning for our valued customers.

On the international front, Astelit, our indirectly owned subsidiary operating in the Ukrainian market under the brand “life :)” is continuing with its effort to create a fundamentally sound business for its shareholders. The Ukrainian market is highly competitive with current penetration levels already exceeding 45%. We are currently satisfied with Astelit’s efforts in this competitive market environment, and our longer term objectives for our business in Ukraine remain unchanged.

As far as Iran is concerned, as we have indicated before, we still believe the Iranian market remains quite attractive. Currently, we are working on finalizing a consortium structure and necessary terms of agreements among all the shareholders. The Iranian Telecommunication Ministry has set November 21, 2005 as a deadline for finalization of the structure of the Irancell project and our intention is to reach necessary agreements in this timeframe.

As a final note, as it has become apparent, two of our major shareholders, TeliaSonera and Cukurova Group, are engaged in a dispute regarding a potential transaction that involved sale of Turkcell shares after Cukurova Group announced a possible financing package with Alfa Group. Since we are not a party to the dispute, and as the process is still continuing, we cannot comment on the issue. However, we would like to highlight the fact that we remain focused on running our business effectively and notwithstanding the dispute between our shareholders, we are able to make necessary operational and strategic decisions to ensure day to day management of our company.

Overview

Operational and Financial Highlights

During the second quarter of 2005, our results were largely in line with our expectations. We continued our subscriber growth and maintained our leading position in the market in terms of new subscriber additions.

Our subscriber base reached 25.6 million by the end of the second quarter of 2005, which constitutes a 5.3% increase compared to the first quarter of 2005 and a 22% rise compared to the second quarter of 2004.

Our financial results improved in the second quarter of 2005. Revenues increased 16% to US$1,046.0 million (US$898.0 million) as a result of increased usage due to seasonality, the impact of tariff increases and the growth of the subscriber base.

EBITDA increased 19% to US$467.5 million (US$394.0 million) in the second quarter of 2005 due to increased revenues. However, EBITDA margin (as a percentage of revenues) remained nearly stable at 45% (44%) mainly because of the increased revenue accompanied by increased revenue-based operational expenses and an increase in sales and marketing expenses.

Turkcell’s improved operational performance is reflected in its bottom line. Turkcell’s net income improved to US$213.7 million (US$128.4 million) in the second quarter of 2005.

Turkcell’s blended monthly minutes of usage (MoU) increased 14% to 67.8 minutes (59.6 minutes) in the second quarter of 2005. A stable macro-economic environment and the positive impact of seasonality are the main reasons for higher MOU.

Blended average revenue per user (“ARPU”) increased 12% to US$13.4 (US$12.0) for the second quarter of 2005, despite the 3% depreciation of the Turkish Lira against the US Dollar on a monthly average basis during the period. Turkcell generated higher revenue per user in the second quarter of 2005, compared with the first quarter of 2005 due to seasonally higher usage, and the tariff increase introduced during the quarter.

The Competitive Landscape

In order to gain market share and create more of an active subscriber base and increase their usage overall, our competitors promoted campaigns that emphasized price benefits. These campaigns included promotions that increased the attractiveness of their community tariffs bundling flat rate tariffs that include off-net discounts to GSM calls. Our response to these aggressive price based offers was consistent with our ongoing philosophy of introducing campaigns and offers to better meet the needs and expectations of our customers via incentive programs through a segment based approach. The offers and campaigns that we highlighted during this quarter were focused on incentives to increase usage through campaigns providing certain usage benefits in a staggered manner. We believe our ‘Better Value for Money’ approach has proved successful thus far and we effectively retained our subscriber base while increasing their usage and penetration of our services.

In May, we made an average upward price adjustment of 4.6% to our prepaid scratch cards implying a 2.4% price increase on a weighted average basis, despite the increased competition and price pressure in the market.

Product and Service Offerings

We also remained focused on maintaining our technological leadership position by adding more value added services and enhanced data usage capabilities with our continued roll-out of the EDGE network. Through our 2.5G network, we have significantly improved our subscribers’ internet access speed, and we have steadily increased usage of WAP services. Since the launch of our Ring Back Tone service in March 2005, our subscribers have made over 1.5 million download of ring back tones from approximately 2,000 available ring back tones that have been made available thanks to our eco-system of business partners, proving the service very popular. Peer to peer MMS users have increased significantly compared to the same period last year reaching over 1 million while peer to peer SMS revenues have also increased compared to the same period in 2004. Mobile payment is a new service that allows Turkcell customers to use this service via multiple mobile channels such as SMS, WAP or IVR to make credit card payments while shopping at merchants where mobile payment is available. We were the first to launch SMS assistance service in Turkey where agents provide online responses to users in SMS format within 5 minutes of receipt of their questions. We were the first to launch Mobile music and video down load service in Turkey offering true-tone and full track song download with short video clips from famous TV series. Furthermore, we were the first in the world to launch MobiTip, which enables interaction of our subscribers with their favorite celebrities through the appearance of the celebrities’ images as the subscribers’ phone rings or they receive a message. Smart House, which enables household owners to remotely interact with certain appliances and security systems in their homes through their mobile phones, was one of the additional futuristic services that was demonstrated during CeBIT, Istanbul among many. Making demonstrations of these products and services, proudly installing HSDPA (High Speed Downlink Packet access) and HSUPA (High Speed Uplink Packet Access) demo system, introducing a 3.5G experience for our subscribers and business partners, before 3G has yet to arrive to our market, we believe illustrates our committment to our sector as a major player.

Key Developments in Regulatory and Legal Environment

Revision of pricing terms of interconnection agreements:
We and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, revisions of the pricing terms of the interconnection agreements have been pending as we have not been able to agree on the pricing terms with other operators through our discussions. As per the Access and Interconnection Regulation, the issue has been escalated to the Telecommunications Authority by Turk Telekom and Telsim. Meanwhile, the Telecommunications Authority issued Reference Interconnection Rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, in August the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and Turkcell which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. The Telecommunications Authority is expected to issue a final price structure in coming months, although the timing is not clear.

As we recently announced, Telsim has initiated a lawsuit regarding this issue, before a set process is finalized, and claiming that, Turkcell has not applied the reference interconnection rates determined by the Telecommunications Authority. Since the Telecommunications Authority is continuing the process to set the terms regarding the revised pricing structure and the process has not been finalized, we are now planning to take necessary counter legal actions.

International Voice Traffic Dispute:
We were notified in August 2005 that Turk Telekom has initiated a lawsuit against Turkcell at the Ankara 7th Court of First Instance claiming that Turkcell has financially damaged Turk Telekom because of the interconnection agreement signed with Milleni.com to carry international voice traffic and requested collection of its damages totaling to TRY450.9 million (equivalent to US$336.2 million as of June 30, 2005). Turk Telekom also requested a temporary injunction. We believe that such a request has no legal basis since Turkcell conducted these operations based on the permissions received from Ministry of Transportation in order to assure international interconnection via Milleni.com. We have not recorded any accruals with respect to this matter in our consolidated financial statements and will take all necessary legal actions.

Law passed defining the gross revenue to be used for the 15% Treasury Share calculation:
In July, the President of Turkey approved the draft law regarding the revenue definition to be used as the basis of Treasury Share calculations which has been a pending issue since the settlement of this issue with the Turkish Treasury in December 2004. Following the settlement agreement with the Turkish Treasury regarding this issue, which covered the disputed period from April 1998 to May 2004, we continued to pay the 15% Treasury Share on all gross revenue items including 18% VAT and interest charges for late collection from subscribers. As per the new law, we will be able to calculate the 15% Treasury Share on net revenues, excluding late payment charges collected from subscribers and all indirect taxes including value added taxes. As the process is defined by the law, we have applied to the Telecommunications Authority to review the related item in our license agreement and once we agree with the Telecommunications Authority on the revised text, the agreement will be submitted to Danistay, the Highest Administrative Court in Turkey, for its approval and following its approval the revised license terms will be applicable, although the exact timetable is not clear.

Debt Structure

On August 1, 2005, we redeemed the outstanding principal amount of US$400 million of Cellco Finance N.V.’s (“Cellco”) outstanding Senior Notes due in August 2005 plus accrued interest.

In 1999, Cellco offered US$400 million aggregate principal amount of its 12.75% Senior Notes due on August 1, 2005. The proceeds were lent to Turkcell under an Issuer Credit Loan Agreement. The net cash out for the principal and accrued interest from us under the Credit Agreement totalled US$425.5 million on August 1, 2005.

As of August 1, 2005, we held a notional amount of US$65 million of 12.75% Cellco notes on its balance sheet, which had been purchased in 2004 and we collected an interest income of US$4.1 million related to these bonds.

With the redemption of these notes, our outstanding total debt has been significantly reduced and our weighted average cost of borrowing will improve significantly.

Furthermore, in August we signed a loan agreement with WestLB A.G. London branch to provide an unsecured Turkish Lira denominated TRY50 million facility in order to decrease our borrowing costs, reduce the foreign currency exposure of our balance sheet and extend the duration of our debt portfolio. This working capital and investment facility has a cost of 6 months TRY Libor minus 15 basis points and a maturity of 3 years. The principal payments of the facility will be made semi annually in 6 equal installments.

Domestic and International Operations

Fintur

Fintur International continued its strong growth in the second quarter of 2005. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 439,000 net new subscribers, raising the total number of subscribers to approximately 4.6 million (4.2 million) as of June 30, 2005. Furthermore, in the second quarter of 2005 revenues increased to US$202 million (US$167 million). We own 41.45% of Fintur and account for this investment using the equity method, which totaled to US$13.3 million in income in the second quarter of 2005.

Ukraine

In Ukraine, Astelit, Turkcell’s indirectly owned subsidiary through Euroasia, has been operational since February 2005 under the new brand “life :)” using GSM 1800 technology. Turkcell holds an effective interest of 54.2% in Euroasia after the recent capital increase. Euroasia has two wholly owned subsidiaries; CJSC Digital Cellular Communications (“DCC”) that operates a TDMA800 network and Astelit that operates a nationwide GSM 1800 network. Since the second quarter of 2004, financials of Euroasia have been consolidated into Turkcell’s financial statements.

Currently, “life :)” is operating in 69 cities and is planning to increase its coverage to 91 cities and the majority of the country’s tourist areas and principal intercity highways with 70% of population coverage. The Ukrainian market is a fast growing and competitive market where current penetration levels already exceed 45%.

The subscriber base in Ukraine reached approximately 617,000 including approximately 70,000 of TDMA subscribers by the end of second quarter 2005. Furthermore, we are pleased to state that total subscriber numbers recently exceeded 1.1 million. During the second quarter of 2005, Euroasia recorded net revenues of US$9.5 million, gross profit of US$0.7 million (excluding depreciation and amortisation of US$7.7million) and net loss of US$6.4 million. During the second quarter of 2005, in line with the plans, US$86 million capital expenditure was recorded for the Ukrainian operations. Please note that all financial and operational results include TDMA business in Ukraine.

In order to provide additional funds to finance working capital requirements and capital expenditures of the Ukrainian operation, in May 2005, Astelit gave a mandate to ING Bank N.V. and Standard Bank London Ltd. to arrange financing in the form of a syndicated loan of approximately US$300 million with a tenor of 6 years. The process of finalizing this financing is continuing. Furthermore, arrangements for a long-term junior loan of up to US$150 million have been initiated.

Iran

As far as the Iran, as we have indicated before, we still believe the Iranian market remains attractive, and we are working towards finalization of the structure of the Irancell project.

Following the Guardian Council’s approval of all of the amendments to the original license agreement, we started our review process regarding the proposed elements of the new structure and reinitiated the process for establishing an ownership structure of the consortium. In line with our Board of Directors’ recent decision, we made necessary contacts with Iranian officials recently and also provided necessary documentation to the related ministry in Iran for the formation of the Irancell Consortium.

Accordingly, East Asian Consortium B.V.’s stake in the Irancell Corsortium is reducing from 70% to 49% as per the new consortium structure, and a 21% stake is expected to be transferred to the National Bank of Iran, Bank Melli. Our agreement is that the parties should make public offer, in the third year following the initiation of the Iranian operations, of the 21% shares held by Bank Melli and that these terms and associated obligations should be reflected into all agreements between the parties.

The Iranian Telecommunication Ministry has set November 21, 2005 as a deadline for finalization of the Irancell project structure and our intention is to work with our local partners within the provided timeframe to finalize all agreements.

Operational and Financial Review

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2005.

Please note that we believe that year on year comparison of Q2 2004 and Q2 2005 does not provide a meaningful comparison due to the impact of the legal provisions recorded in Q2 2004.

Exchange Rate Information

One US$ equaled TRY1.3413 as of June 30, 2005, which implies a quarterly 2% appreciation of TRY against US$ as of the end of the second quarter of 2005. There was, however, a 3% depreciation of TRY against US$ on a monthly average basis during the second quarter of 2005. The producer price index and consumer price index increased by 1.9% and 2.6%, respectively in the first six months of 2005.

Financial and Operational Review

The following discussion focuses principally on the developments and trends in Turkcell’s business in the second quarter of 2005 compared to the first quarter of 2005. For your information, selected financial information for the second quarter of 2004 is included at the end of this press release.

Subscribers

We added approximately 1.3 million (0.9 million) net new subscribers in the second quarter of 2005, raising our total number of subscribers to 25.6 million as of June 30, 2005, up from 24.3 million subscribers as at March 31, 2005, implying a 5.3% increase compared to the first quarter of 2005 and a 22% rise compared to the second quarter of 2004.  The overall subscriber base consisted of 5.2 million postpaid and 20.4 million prepaid subscribers as of June 30, 2005. New gross subscribers acquired in the second quarter of 2005 consisted of 91% prepaid and 9% postpaid subscribers.

In the first half of 2005, we added 2.2 million net new subscribers, which correspond to a 19% increase compared to the net new subscriber additions during the first half of 2004.

During the first half of 2005, total subscriber growth in the Turkish GSM market and, accordingly the growth in our subscriber base were higher than our expectations, mainly due to increased sales and marketing efforts in a stable macro economic environment. However, there is no change in our subscriber growth expectations for the whole year as we expect a slow down in the net new subscriber additions during the second half of the year.

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Our churn rate stayed nearly stable at 2.6% (2.5%) in the second quarter of 2005.

MoU

Usage in the second quarter has historically been higher than the first quarter as a result of the impact of seasonality in line with tourism activities and as people become more mobile during these months. These seasonal trends were supported with campaigns introduced to increase usage. On the back of this trend, our blended MoU increased by 14% to 67.8 minutes (59.6 minutes) in the second quarter of 2005.

Revenues

We recorded US$1,046.0 million (US$898.0 million) in revenues in the second quarter of 2005, which implies a 16% increase compared to the first quarter of 2005 due to seasonally higher usage levels, price adjustment of 4.6% on average to prepaid scratch cards and the increase in our subscriber base, despite the 3% depreciation of TRY against US$ on a monthly average basis during the second quarter of 2005.

ARPU

In the second quarter of 2005, our blended average revenue per user (“ARPU”) increased to US$13.4 (US$12.0) on the back of seasonally higher usage and an upward price adjustment of 4.6% on average to our prepaid scratch cards effective as of the beginning of May. ARPU increased despite the 3% depreciation of TRY against US$ on a monthly average basis during the second quarter of 2005. ARPU for prepaid and postpaid subscribers was US$8.0 (US$7.4) and US$33.8 (US$28.5) respectively during the same quarter.

We expect ARPU to increase in 2005 in line with the continuing favorable exchange rate, improving usage and increasing value added services and data revenues, despite the expected decrease in interconnection revenue and price discount initiatives, which may impact ARPU negatively.

EBITDA

EBITDA in the second quarter of 2005 increased to US$467.5 million (US$394.0 million) in line with increased revenue and a stable cost base. EBITDA margin stayed nearly stable at 45% (44%).

Our EBITDA contains translation gain / (loss), interest income, equity in net earnings, gain on sale of investments, income / (loss) from related parties, minority interest and other income / (expense) amounting to US$46.3 million (US$49.0 million) as income in the second quarter of 2005.

In 2005, we believe EBITDA margin will be a few percentage points better than year-end 2004 EBITDA margin due to a favorable exchange rate in 2005.

Translation loss

As TRY depreciated by 3% on a monthly average basis in the second quarter of 2005, a relatively higher translation loss of US$6.8 million (US$4.1 million loss) has been recorded.

Profit & Loss and Balance Sheet Statements

Net income

Our net income increased to US$213.7 million (US$128.4 million) in the second quarter of 2005, mainly due to improved operational performance.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization was US$577.4 million (US$523.5 million), which represents a 10% quarterly increase in nominal terms. However, the proportion of the direct cost of revenues in total revenues decreased to 55% (58%) as the non-revenue based operational expenses remained almost stable.

Depreciation and amortization

Depreciation and amortization increased slightly to US$115.1 million (US$109.1 million) in the second quarter of 2005, mainly due to the increase in total capital expenditures in Ukraine.

Selling and marketing expenses

Our selling and marketing expenses increased to US$126.6 million (US$103.6 million) in the second quarter of 2005 mainly due to increases in advertising activities on introduced campaigns and higher subscriber acquisitions. However, the proportion of selling and marketing expenses in revenues remained stable at 12% (12%).

General and administrative expenses

Our general and administrative expenses in nominal terms remained stable at US$35.9 million (US$35.1 million) in the second quarter of 2005. Accordingly, the proportion of general and administrative expenses in revenues decreased to 3% (4%).

Equity in net income of unconsolidated investees

Fintur continued its strong performance throughout the second quarter of 2005, and we recorded US$13.3 million (US$13.1 million) equity in net income of unconsolidated investees.

Net interest income/(expense)

Net interest expense decreased in the second quarter of 2005 to US$1.9 million (expense of US$23.2 million) mainly due to non existence of interest charges related to Treasury Share settlement agreement and decrease of interest expenses related to Turk Telekom settlements as a result of a decrease in outstanding balances in the second quarter of 2005. We recorded interest income of US$38.0 million (US$36.2 million) and interest expense of US$39.9 million (US$59.4 million) in the second quarter of 2005.

Income tax benefit (expense)

Turkcell recorded US$98.8 million of income tax expense (of which US$36.0 million and US$62.8 million were related to current tax charges and deferred tax charges, respectively) in the second quarter of 2005 compared to US$97 million income tax expense in the previous quarter.

In the second quarter of 2005, tax expenses were incurred mainly as a result of the decrease in deferred tax assets because of the payments related to settlement, which are tax deductible for the corporate tax purposes, and provision for corporate tax on taxable income of 2005.

Total assets

In the second quarter of 2005, our total assets decreased slightly to US$4,213.8 million (US$4,220.6 million).

Capital Expenditures

In the second quarter of 2005, we recorded US$234.0 million (US$217.2 million) in capital expenditures, US$86 million (US$55 million) of which was related to the Ukrainian operations.

Debt

Turkcell’s consolidated indebtedness including indebtedness from the Ukraine operation amounted to US$831.5 million (US$866.7 million) in the second quarter of 2005. Of the total amount, US$197.0 million (US$147.7 million) was related to the Ukrainian operations.

Reconciliation of Non-GAAP Financial Measures

Turkcell complies with the SEC’s guidance regarding the use of non-GAAP financial measures.  We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.  We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million	Q2 2004	Q1 2005	Q2 2005
EBITDA	136.4	394.0	467.5
Minority interest	1.7	1.9	(1.5)
Equity in net income of unconsolidated investees	8.5	13.1	13.3
Interest expense	0.4	(59.4)	(39.9)
Net increase (decrease) in assets and liabilities	(9.6)	(24.3)	(147.7)
Net cash provided by operating activities	117.0	295.3	268.1

Forward Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Any forward-looking statements in this release are not historical facts but, rather, represent Turkcell’s future expectations. Turkcell believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties, and there can be no assurance that Turkcell’s actual results will not differ materially from those expressed or implied by any forward-looking statements in this release. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement in this release, including Turkcell’s market position, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Turkcell and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Turkcell undertakes no obligation to update any of them in light of new information or future events.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 25.6 million postpaid and prepaid customers as of June 30, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 467 operators in 180 countries as of September 7, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine.

For further information please contact:

Contact:

Turkcell:	Citigate Dewe Rogerson:
Investors:	Europe:
Koray Ozturkler, Investor Relations	Sandra Novakov
Tel: +90-212-313-1500	Tel: +44-207282-1089
Email: koray.ozturkler@turkcell.com.tr	Email: sandra.novakov@citigatedr.co.uk
or
Ferda Atabek, Investor Relations	United States:
Tel: + 90-212-313-1275	Victoria Hofstad
Email: ferda.atabek@turkcell.com.tr	Tel: +1-212-687-8080
Email: vhofstad@sardverb.com
investor.relations@turkcell.com.tr

Media:
Ilke Homris, CFA, Corporate Communications
Tel: + 90-212-313-2320
Email: ilke.homris@turkcell.com.tr

Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended June 30, 2004	Quarter Ended March 31, 2005	Quarter Ended June 30, 2005	Half Ended June 30, 2004	Half Ended June 30, 2005

Consolidated Statement of Operations Data
Revenues
Communication fees	580,7	850,2	997,4	1.302,5	1.847,6
Commission income	1,8	22,6	24,3	2,1	46,9
Monthly fixed fees	12,3	13,5	13,5	24,2	27,0
SIM card sales	6,5	8,7	8,1	14,8	16,8
Call center revenues	1,7	2,0	2,1	3,9	4,1
Other	3,4	1,0	0,6	4,4	1,6
Total revenues	606,4	898,0	1.046,0	1.351,9	1.944,0
Direct cost of revenues	(541,3)	(523,5)	(577,4)	(974,3)	(1.100,9)

Gross profit
	65,1	374,5	468,6	377,6	843,1
General & administrative expenses	(38,2)	(35,1)	(35,9)	(67,5)	(71,0)
Selling & marketing expenses	(77,0)	(103,6)	(126,6)	(153,0)	(230,2)

Income from operations	(50,1)	235,8	306,1	157,1	541,9
Income from related parties, net	0,4	0,3	0,7	0,9	1,0
Interest expense	0,4	(59,4)	(39,9)	(76,9)	(99,3)
Interest income	38,6	36,2	38,0	75,4	74,2
Other income / (expense), net	1,3	1,6	2,6	0,8	4,2
Equity in net income of unconsolidated investees	8,5	13,1	13,3	16,4	26,4
Minority interest	1,7	1,9	(1,5)	2,7	0,4
Translation gain / (loss)	28,9	(4,1)	(6,8)	8,7	(10,9)

Income before taxes	29,7	225,4	312,5	185,1	537,9
Income tax benefit / (expense)	66,7	(97,0)	(98,8)	37,5	(195,8)

Net income	96,4	128,4	213,7	222,6	342,1

Net income per share	0,05198	0,069226	0,115231	0,119999	0,184457

Other Financial Data

Gross margin	10,7%	41,7%	44,8%	27,9%	43,4%
EBITDA(*)	136,4	394,0	467,5	473,6	861,5
Capital expenditures	145,4	217,2	234,0	198,6	451,2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	822,6	872,0	680,7	822,6	680,7
Total assets	4.327,4	4.220,6	4.213,8	4.327,4	4.213,8
Long term debt	635,8	155,1	84,0	635,8	84,0
Total debt	826,3	866,7	831,5	826,3	831,5
Total liabilities	2.633,7	2.101,6	2.069,5	2.633,7	2.069,5
Total shareholders' equity / Net Assets	1.693,7	2.119,0	2.144,3	1.693,7	2.144,3

Consolidated Cash Flow Information
Net cash provided by operating activities	117,0	295,3	268,1	318,1	563,4
Net cash used in investing activities	(132,1)	(221,4)	(243,0)	(198,6)	(464,4)
Net cash provided by / (used in) financing activities	(101,6)	34,3	(216,4)	120,4	(182,1)

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 13.